Exhibit 99.1

Maris-Tech and Iron Brain Announce Strategic Collaboration to Integrate Advanced AI Capabilities into Edge Platforms

Collaboration combines Iron Brain’s self-learning AI for defense applications with Maris-Tech’s advanced edge computing solutions

Rehovot, Israel, Feb. 03, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology and Iron Brain Ltd. (“Iron Brain”), a provider of advanced AI solutions for defense applications based on a revolutionary self-learning approach, today announced a new collaboration for the integration of Iron Brain’s AI tools into Maris-Tech’s edge computing platforms.

The combined solution will allow advanced AI capabilities on small and unmanned platforms that could not previously support legacy AI, as well as improve AI performance on ground situational awareness and terrain dominance platforms.

“Our collaboration with Iron Brain will significantly improve the AI performance of Maris-Tech’s products already deployed on drones, armored vehicles, and other defense applications,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe that these combined solutions have the potential to open new opportunities for advanced video and AI defense solutions at the edge.”

“Our adaptive, self-learning AI is designed to deliver real-time battlefield intelligence on platforms with limited computing resources,” said Moshe Kravitz, Chief Executive Officer of Iron Brain. “By integrating with Maris-Tech’s edge solutions, we will be able to bring advanced multi-sensor AI capabilities to unmanned systems and other mission-critical defense applications.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

About Iron Brain Ltd.

“IronBrain develops adaptive AI solutions for defense and intelligence applications using a proprietary self-learning approach. Its technology enables military systems to recognize new targets and threats with minimal training data, without the lengthy retraining cycles required by conventional AI. Built on IronBrain’s signature-generation technology and backed by Israel Aerospace Industries (IAI), IronBrain delivers real-time multi-sensor intelligence across EO, SAR, IR, and SIGINT environments, including on small and unmanned platforms operating at the edge

For more information, visit https://www.ironbrain.ai/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the benefits of the new collaboration between the Company and Iron Brain’s AI, the potential of the collaboration to open new opportunities for the Company’s advanced video and AI defense solutions, and that the collaboration will bring advanced multi-sensor AI capabilities to unmanned systems and other mission-critical defense applications. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com